SEC Release No. 34-30917 (July 13, 1992).
________________________________________
IMPORTANT INFORMATION ON PENNY STOCKS

This statement is required by the U.S. Securities and Exchange Commission
(SEC) and contains important information on penny stocks. You are urged to read it before making a purchase or sale.

Penny stocks can be very risky.

Penny stocks are low-priced shares of small companies not traded on an exchange or quoted on NASDAQ. Prices often are not available. Investors in penny stocks often are unable to sell stock back to the dealer that sold them the stock. Thus, you may lose your investment. Be cautious of newly issued penny stock.

Your salesperson is not an impartial advisor but is paid to sell you the stock. Do not rely only on the salesperson but seek outside advice before you buy any stock. If you have problems with a salesperson, contact the firm's compliance officer or the regulators listed below.

Information you should get.

Before you buy penny stock, [effective January 1, 1993] federal law requires your salesperson to tell you the "offer" and the "bid" on the stock, and the "compensation" the salesperson and the firm receive for the trade. The firm also must mail a confirmation of these prices to you after the trade.

You will need this price information to determine what profit, if any, you will have when you sell your stock. The offer price is the wholesale price at which the dealer is willing to sell stock to other dealers. The bid price is the wholesale price at which the dealer is willing to buy the stock from other dealers. In its trade with you, the dealer may add a retail charge to these wholesale prices as compensation (called a "markup" or "mark-down").

The difference between the bid and the offer price is the dealer's "spread."
A spread that is large compared with the purchase price can make a resale of a stock very costly. To be profitable when you sell, the bid price of your stock must rise above the amount of this spread and the compensation charged by both your selling and purchasing dealers. If the dealer has no bid price, you may not be able to sell the stock after you buy it and may lose your whole investment.

Brokers' duties and customer's rights and remedies.

If you are a victim of fraud, you may have rights and remedies under state and federal law. You can get the disciplinary history of a salesperson or firm from the NASD at 1-800-289-9999, and additional information from your state securities official, at the North American Securities Administrators Association's central number: (202) 737-0900. You also may contact the SEC with complaints at (202) 272-7440.

FURTHER INFORMATION

THE SECURITIES BEING SOLD TO YOU HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. MOREOVER, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE FAIRNESS OR THE MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN ANY PROSPECTUS OR ANY OTHER INFORMATION PROVIDED BY AN ISSUER OR A BROKER OR DEALER.

Generally, penny stock is a security that:
Is priced under five dollars.
Is net traded on a national stock exchange or on NASDAQ (the NASD's automated quotation system for actively traded stocks).
May be listed in the "pink sheets" or the NASD OTC Bulletin Board.
Is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of $6 million for 3 years.

Use caution when investing in penny stocks:

1. Do not make a hurried investment decision. High-pressure sales techniques can be a warning sign of fraud. The salesperson is not an impartial advisor but is paid for selling stock to you. The salesperson also does not have to watch your investment for you. Thus, you should think over the offer and seek outside advice. Check to see if the information given by the salesperson differs from other information you may have. Also, it is illegal for salespersons to promise that a stock will increase in value or is risk-free, or to guarantee against loss. If you think there is a problem, ask to speak with a compliance official at the firm, and, if necessary, any of the regulators referred to in this statement.

2. Study the company issuing the stock. Be wary of companies that have no operating history, few assets, or no defined business purpose. These may be sham or "shell" corporations. Read the prospectus for the company carefully before you invest. Some dealers fraudulently solicit investors' money to buy stock in sham companies, artificially inflate the stock prices, then cash in their profits before public investors can sell their stock.

3. Understand the risky nature of these stocks. You should be aware that you may lose part or all of your investment. Because of large dealer spreads, you will not be able to sell the stock immediately back to the dealer at the same price it sold the stock to you. In some cases, the stock may fall quickly in value. New companies, whose stock is sold in an "initial public offering," often are riskier investments. Try to find out if the shares the salesperson wants to sell you are part of such an offering. Your salesperson must give you a "prospectus" in an initial public offering, but the financial condition shown in the prospectus of new companies can change very quickly.

4. Know the brokerage firm and the salespeople with whom you are dealing. Because of the nature of the market for penny stock, you may have to rely solely on the original brokerage firm that sold you the stock for prices and to buy the stock back from you. Ask the National Association of Securities Dealers, Inc. (NASD) or your state securities regulator, which is a member of the North American Securities Administrators Association, Inc. (NASAA), about the licensing and disciplinary record of the brokerage firm and the salesperson contacting you. The telephone numbers of the NASD and NASAA are listed on the first page of this document.

5. Be cautious if your salesperson leaves the firm. If the salesperson who sold you the stock leaves his or her firm, the firm may reassign your account to a new salesperson. If you have problems, ask to speak to the firm's branch office manager or a compliance officer. Although the departing salesperson may ask you to transfer your stock to his or her new firm, you do not have to do so. Get information on the new firm. Be wary of requests to sell your securities when the salesperson transfers to a new firm. Also, you have the right to get your stock certificate from your selling firm. You do not have to leave the certificate with that firm or any other firm.

YOUR RIGHTS

Disclosures to you. Under penalty of federal law, [effective January 1, 1993] your brokerage firm must tell you the following information at two different times before you agree to buy or sell a penny stock, and after the trade, by written confirmation:

The bid and offer price quotes for penny stock, and the number of shares to which the quoted prices apply. The bid and offer quotes are the wholesale prices at which dealers trade among themselves. These prices give you an idea of the market value of the stock. The dealer must tell you these price quotes if they appear on an automated quotation system approved by the SEC. If not, the dealer must use its own quotes or trade prices. You should calculate the spread, the difference between the bid and offer quotes, to help decide if buying the stock is a good investment.

A lack of quotes may mean that the market among dealers is not active. It thus may be difficult to resell the stock. You also should be aware that t he actual price charged to you for the stock may differ from the price quoted to you for 100 shares. You should therefore determine, before you agree to a purchase, what the actual sales price (before the markup) will be for the exact number of shares you want to buy.

The brokerage firm's compensation for the trade. A markup is the amount a dealer adds to the wholesale offer price of the stock and a markdown is the amount it subtracts from the wholesale bid price of the stock as compensation. A markup/markdown usually serves the same role as a broker's commission on a trade. Most of the firms in the penny stock market will be dealers, not brokers.

The compensation received by the brokerage firm's salesperson for the trade. The brokerage firm must disclose to you, as a total sum, the cash compensation of your salesperson for the trade that is known at the time of the trade. The firm must describe in the written confirmation the nature of any other compensation of your salesperson that is unknown at the time of the trade.

In addition to the items listed above, your brokerage firm must send to you:
Monthly account statements. In general, [effective January 1, 1993] your brokerage firm must provide you a monthly statement that gives an estimate of the value of each penny stock in your account, if there is enough information to make an estimate. If the firm has not bought or sold any penny stocks for your account for six months, it can provide these statements every three months.

A Written Statement of Your Financial Situation and Investment Goals.

In general, unless you have had an account with your brokerage firm for more than one year, or you have previously bought three different penny stocks from that firm, your brokerage firm must send you a written statement for you to sign that accurately describes your financial situation, your investment experience, and your investment goals, and that contains a statement of why your firm decided that penny stocks are a suitable investment for you. The firm also must get your written consent to buy the penny stock.

Legal remedies. If penny stocks are sold to you in violation of your rights listed above, or other federal or state securities laws, you may be able to cancel your purchase and get your money back. If the stocks are sold in a f raudulent manner, you may be able to sue the persons and firms that caused the fraud for damages. If you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration. You may wish to contact an attorney. The SEC is not authorized to represent individuals in private litigation.

However, to protect yourself and other investors, you should report any violations of your brokerage firm's duties listed above and other securities laws to the SEC, the NASD, or your state securities administrator at the telephone numbers on the first page of this document. These bodies have the power to stop fraudulent and abusive activity of salespersons and firms engaged in the securities business. Or you can write to the SEC at 450 Fifth St., N.W., Washington, D.C. 20549; the NASD at 1735 K Street, N.W., Washington, D.C. 20006; or NASAA at 555 New Jersey Avenue, N.W., Suite 750, Washington, D.C. 20001. NASAA will give you the telephone number of your state's securities agency. If there is any disciplinary record of a person or firm, the NASD, NASAA, or your state securities regulator will send you this information if you ask for it.

MARKET INFORMATION

The market for penny stocks. Penny stocks usually are not listed on an exchange or quoted on the NASDAQ system. Instead, they are traded between dealers on the telephone in the "over-the-counter" market. The NASD's OTC Bulletin Board also will contain information on some penny stocks. At times, however, price information for these stocks is not publicly available.

Market domination. In some cases, only one or two dealers, acting as "market makers," may be buying and selling a given stock. You should first ask if a firm is acting as a broker (your agent) or as a dealer. A dealer buys stock itself to fill your order or already owns the stock. A market maker is a dealer who holds itself out as ready to buy and sell stock on a regular basis.
 If the firm is a market maker, ask how many other market makers are dealing in the stock to see if the firm (or group of firms) dominates the market.
When there are only one or two market makers, there is a risk that the dealer or group of dealers may control the market in that stock and set prices that are not based on competitive forces. In recent years, some market makers have created fraudulent markets in certain penny stocks, so that stock prices rose suddenly, but collapsed just as quickly, at a loss to investors.

Mark-ups and mark-downs. The actual price that the customer pays usually includes the mark-up or mark-down. Markups and markdowns are direct profits for the firm and its salespeople, so you should be aware of such amounts to assess the overall value of the trade.

The "spread." The difference between the bid and offer price is the spread. Like a mark-up or mark-down, the spread is another source of profit for the brokerage firm and compensates the firm for the risk of owning the stock.
A large spread can make a trade very expensive to an investor. For some penny stocks, the spread between the bid and offer may be a large part of the purchase price of the stock. Where the bid price is much lower than the offer price, the market value of the stock must rise substantially before the stock can be sold at a profit. Moreover, an investor may experience substantial losses if the stock must be sold immediately.

Example: If the bid is $0.04 per share and the offer is $0.10 per share, the spread (difference) is $0.06, which appears to be a small amount. But you would lose $0.06 on every share that you bought for $0.10 if you had to sell that stock immediately to the same firm. If you had invested $5,000 at the $0.10 offer price, the market maker's repurchase price, at $0.04 bid, would be only $2,000; thus you would lose $3,000, or more than half of your investment if you decided to sell the stock. In addition, you would have to pay compensation (a "mark-up," "mark-down," or commission) to buy and sell the stock.

In addition to the amount of the spread, the price of your stock must rise enough to make up for the compensation that the dealer charged you when it first sold you the stock. Then, when you want to resell the stock, a dealer again will charge compensation, in the form of a markdown. The dealer subtracts the markdown from the price of the stock when it buys the stock from you. Thus, to make a profit, the bid price of your stock must rise above the amount of the original spread, the markup, and the markdown.

Primary offerings. Most penny stocks are sold to the public on an ongoing basis. However, dealers sometimes sell these stocks in initial public offerings. You should pay special attention to stocks of companies that have never been offered to the public before, because the market for these stocks is untested. Because the offering is on a first-time basis, there is generally no market information about the stock to help determine its value. The federal securities laws generally require broker-dealers to give investors a "prospectus," which contains information about the objectives, management, and financial condition of the issuer. In the absence of market information, investors should read the company's prospectus with special care to find out if the stocks are a good investment. However, the prospectus is only a description of the current condition of the company. The outlook of the start-up companies described in a prospectus often is very uncertain.

For more information about penny stocks, contact the Office of Filings, Information, and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, (202) 272-7440.